EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

                  The following formula was used to calculate the earnings per share in Exhibit 13, page 16, Consolidated Statements of Income of the Annual Report to Shareholders of City Holding Company for the year ended December 31, 1996, included in this report.

     Ratio                                 Calculation

Earnings Per Share                           Net Income
                                           ----------------
                                           Weighted Average
                                           Shares of Common
                                           Stock Outstanding
                                           for the period

                                     YEAR ENDED DECEMBER 31
                                     ----------------------
                        1996                1995              1994
                        ----                ----              ----

Weighted Average

Shares Outstanding      5,586,006           5,642,186         5,676,116

Net Income

(in thousands)          $10,130             $ 8,718           $ 8,141

Per Share Amount        $  1.81             $  1.55           $  1.44



                  On December 19, 1996, the Board of Directors granted 36,000 stock options which have 10 year terms and vest and become fully exercisable immediately. The effect of applying statement No. 123's fair value method to the Company's stock based awards results in net income and earning per share that are not materially different from amounts reported.

                  No other Common Stock equivalents exist and therefore primary and fully-diluted earnings per share are the same.

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